March 26, 2020

James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

       Re: Aethlon Medical, Inc.
           Registration Statement on Form S-3
           Filed March 19, 2020
           File No. 333-237269

Dear Mr. Frakes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Julie M. Robinson, Cooley LLP